UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

QUANTUM CORPORATION

(Name of Subject Company (Issuer))

QUANTUM CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.375% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

747906 AD 7

747906 AE 5

(CUSIP Numbers of Class of Securities)

Shawn Hall

Vice President, General Counsel and Secretary

1650 Technology Drive, Suite 800

San Jose, California 95110

(408) 944-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Greg Rodgers, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,450,000.00	$5,549.31

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4.375% Convertible Subordinated Notes Due 2010 (the “Notes”) assuming that $117,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $850 per $1,000 principal amount.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,574.42	Filing Party:	Quantum Corporation
Form or Registration No.:	Schedule TO-I/A	Date Filed:	April 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on March 27, 2009 by Quantum Corporation (“Quantum” or the “Company”), a Delaware corporation (as amended and supplemented to date, the “Schedule TO”), in connection with Quantum’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2009 (a copy of which was filed as exhibit (a)(1)(A) to the Schedule TO) (the “Offer to Purchase”), and the related Letter of Transmittal (a copy of which was filed as exhibit (a)(1)(B) to the Schedule TO), up to a maximum purchase amount of Quantum’s outstanding 4.375% Convertible Subordinated Notes Due 2010.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All references herein to page numbers and sections in the Offer to Purchase and Letter of Transmittal refer to page numbers and sections in those documents as they were filed with the SEC via EDGAR as exhibits to the Schedule TO. Capitalized terms not otherwise defined herein have the meanings given to such terms in the Offer to Purchase.

Items 1 and 4.

The Offer to Purchase, Letter of Transmittal and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following language thereto:

“On May 12, 2009, the Company issued a press release announcing that it is increasing the purchase price pursuant to the Offer from $740 per $1,000 principal amount of Notes to $850 per $1,000 principal amount of Notes and extending the Expiration Date from 5:00 p.m., New York City time on May 12, 2009 to 5:00 p.m., New York City time, on May 27, 2009. Noteholders may withdraw tendered Notes at any time on or before the Expiration Date, as extended. The Company also announced that it is decreasing the Maximum Purchase Amount pursuant to the Offer from $135 million to $117 million. To the extent that acceptances of all validly tendered Notes would require the Company to purchase more than $117 million in aggregate principal amount of Notes in the Offer, the Company will allocate acceptances on a pro rata basis among the tendering noteholders. Accordingly, all references in the Offer to Purchase, Letter of Transmittal and the Schedule TO to a purchase price of $740 per $1,000 or a Maximum Purchase Amount of $135 million shall instead be deemed to be references to a purchase price of $850 per $1,000 and a Maximum Purchase Amount of $117 million, respectively. Further, references to an Expiration Date of 5:00 p.m., New York City time, on May 12, 2009, shall instead be deemed to be references to an Expiration Date of 5:00 p.m., New York City time, on May 27, 2009.

In addition, the Company announced that it is waiving the Minimum Tender Condition. Previously, acceptance for payment of any Notes in the Offer was conditioned upon the valid tender (without proper withdrawal) of a minimum of $135 million in aggregate principal amount of Notes. As a result of the waiver of the Minimum Tender Condition, the Company will accept for payment all Notes that are validly tendered and not properly withdrawn in the Offer, up to the Maximum Purchase Amount, and subject to the remaining terms and conditions of the Offer. A copy of the press release is attached to the Schedule TO (as amended) as Exhibit (a)(5)(D).”

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in exhibit (b)(3) attached hereto.

In order to reflect the Company’s waiver of the Minimum Tender Condition, the amendment of the Commitment Letter from EMC International Company filed as exhibit (b)(3) changed one of the closing conditions to the EMC Loan, such that the EMC Loan will no longer be conditioned upon the repurchase of at least $135 million in aggregate principal amount of Notes. Instead, the EMC Loan is conditioned upon repurchase by the Company of all Notes validly tendered and not properly withdrawn as of the Expiration Date up to the Maximum Purchase Amount. Under the amended commitment letter, the EMC Loan will be available in an amount necessary to purchase all Notes accepted for payment in the Offer, up to a maximum loan amount of $100 million. In addition, EMC IC extended its commitment to June 2, 2009.

Item 11.	Additional Information.

In order to reflect the amendment to the Commitment Letter, the first sentence of the bullet point under the caption “HOW WILL QUANTUM FUND THE PURCHASE OF NOTES IN THE OFFER?” on page 1 of the Offer to Purchase is amended and restated by replacing it with the following two sentences:

        “We intend to use the net proceeds from a loan expected to be made by EMC International Company (“EMC IC”), a wholly owned subsidiary of EMC Corporation (“EMC”), pursuant to its financing commitment to us entered into on March 27, 2009, as amended, to repurchase the Notes accepted for payment pursuant to the Offer. The EMC Loan will be made in an amount necessary for us to purchase all of the Notes accepted for payment in the Offer, up to a maximum loan amount of $100 million.”

Further, the first paragraph in the section titled “Source and Amount of Funds” on page 6 in the Offer to Purchase is amended and restated in its entirely as follows:

“The maximum amount of funds required by us to purchase the Notes pursuant to the Offer is estimated to be approximately $99,450,000. We intend to finance the Offer with the net proceeds of a loan expected to be made to us by EMC International Company (“EMC IC”), a wholly-owned subsidiary of EMC (the “EMC Loan”), receipt of which is a condition to the consummation of the Offer (the “Financing Condition”). The EMC Loan will be made in an amount necessary for us to purchase all of the Notes accepted for payment in the Offer, up to a maximum loan amount of $100 million. See “Terms of the Offer—Conditions to the Offer.”

Further, the fourth bullet point in the second paragraph in the section titled “Source and Amount of Funds” on page 6 of the Offer to Purchase is amended and restated in its entirety as follows:

“our concurrent acceptance for payment of all Notes validly tendered and not properly withdrawn up to the Maximum Purchase Amount;”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibits (a)(5)(D) and (b)(3), and, as so amended, is restated as follows:

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated March 26, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)*	Press Release Regarding Offer, dated March 26, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 26, 2009).

(a)(5)(C)*	Press Release Regarding Amendment to Offer, dated April 28, 2009.

(a)(5)(D)**	Press Release Regarding Amendment to Offer, dated May 12, 2009

(b)(1)*	Commitment letter, dated as of March 26, 2009, between Quantum Corporation and EMC International Company.

(b)(2)*	Amendment to Commitment Letter, dated as of April 15, between Quantum Corporation and EMC International Company.

(b)(3)**	Amendment to Commitment Letter, dated as of May 13, 2009, between Quantum Corporation and EMC International Company

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(d)(10)	Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 3.1 to our Registration Statement on Form S-4/A (File No. 333-75153), filed on June 10, 1999).

(d)(11)	First Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(12)	Second Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Current Report on Form 8-K, filed on November 6, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Quantum Corporation

By:	/s/ Shawn D. Hall
	Name:	Shawn D. Hall
	Title:	Vice President, General Counsel and Secretary

Dated: May 13, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated March 26, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)*	Press Release Regarding Offer, dated March 26, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 26, 2009).

(a)(5)(C)*	Press Release Regarding Amendment to Offer, dated April 28, 2009.

(a)(5)(D)**	Press Release Regarding Amendment to Offer, dated May 12, 2009

(b)(1)*	Commitment letter, dated as of March 26, 2009, between Quantum Corporation and EMC International Company.

(b)(2)*	Amendment to Commitment Letter, dated as of April 15, between Quantum Corporation and EMC International Company.

(b)(3)**	Amendment to Commitment Letter, dated as of May 13, 2009, between Quantum Corporation and EMC International Company.

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(d)(10)	Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 3.1 to our Registration Statement on Form S-4/A (File No. 333-75153), filed on June 10, 1999).

(d)(11)	First Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(12)	Second Amendment to the Amended and Restated Preferred Shares Rights Agreement (incorporated by reference to exhibit 4.1 to our Current Report on Form 8-K, filed on November 6, 2006).

*	Previously filed.

**	Filed herewith.

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